

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2015

Via E-mail
Mr. Bryan A. Giglia
Chief Financial Officer
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, CA 92656

Re: Sunstone Hotel Investors, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 19, 2015
Form 8-K filed February 17, 2015
File No. 1-32319

Dear Mr. Giglia:

We have reviewed your June 15, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2015 letter.

Form 8-K filed February 17, 2015

Exhibit 99.1

Comparable Hotel EBITDA and Margins, page 18

1.   We note your response to prior comment 2. Please address the following as it relates to your proposed revised presentation.
- Disclose additional details regarding the composition of the $7.4 million Acquisition net income including whether the amount includes depreciation, interest and other corporate overhead costs incurred by the previous owner. Further, confirm whether any adjustments were made to the amounts provided by the previous owner.

- Tell us how you determined that the each of the amounts presented in the Comparable column are meaningful. Alternatively, tell us the consideration you gave to revising your presentation to include a single column beginning with the Actual Hotel EBITDA reconciliation as presented in your May 20, 2015 response to comment 3; followed by an adjustment for Acquisition Hotel EBITDA and adjustments for pro forma deprecation and other pro forma items as necessary.
- To the extent that you include pro forma adjustments for depreciation and other pro forma items, provide additional disclosure regarding the basis for the amounts included.

Provide an example of your proposed disclosure within your response.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief